UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
NORTHWEST INDIANA BANCORP
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
667516108
(CUSIP Number)

Leane E. Cerven Executive Vice President, General Counsel, Corporate Secretary NorthWest Indiana Bancorp 9204 Columbia Avenue Munster, Indiana 46321 (219) 836-4400	With a Copy To: David P. Hooper, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
April 5, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 667516108

1	NAME OF REPORTING PERSON David A. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	73,940(1)
	8	SHARED VOTING POWER	241,767(2)
	9	SOLE DISPOSITIVE POWER	70,980(3)
	10	SHARED DISPOSITIVE POWER	241,767(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		315,707
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		9.1%(4)
14	TYPE OF REPORTING PERSON (see instructions)		IN
(1)
Includes: (i) 62,150 shares held by Mr. Bochnowski under the NorthWest Indiana Bancorp Profit Sharing Plan, as to which Mr. Bochnowski has sole voting and dispositive power; (ii) 8,830 shares held in Mr. Bochnowski’s individual retirement account, as to which Mr. Bochnowski has sole voting and dispositive power; and (iii) 2,960 shares of restricted stock, as to which Mr. Bochnowski has sole voting but no dispositive power.

(2)
Includes: (i) 233,038 shares that are held jointly with Ann M. Bochnowski, Mr. Bochnowski’s spouse, as to which Mr. and Mrs. Bochnowski have shared voting and dispositive power; and (ii) 8,729 shares held in trusts for the benefit of Mr. and Mrs. Bochnowski’s children, as to which Mr. Bochnowski serves as a co-trustee with shared voting and dispositive power over such shares.

(3)
Includes: (i) 62,150 shares held by Mr. Bochnowski under the NorthWest Indiana Bancorp Profit Sharing Plan, as to which Mr. Bochnowski has sole voting and dispositive power; and (ii) 8,830 shares held in Mr. Bochnowski’s individual retirement account, as to which Mr. Bochnowski has sole voting and dispositive power.

(4)
Calculated based on 3,452,199 issued and outstanding shares of NorthWest Indiana Bancorp’s (the “Issuer’s”) common stock, without par value, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 5, 2019.

CUSIP No. 667516108

1	NAME OF REPORTING PERSON Ann M. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	42,590(1)
	8	SHARED VOTING POWER	241,767(2)
	9	SOLE DISPOSITIVE POWER	42,590(1)
	10	SHARED DISPOSITIVE POWER	241,767(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		284,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.2%(3)
14	TYPE OF REPORTING PERSON (see instructions)		IN
(1)
Includes: (i) 24,990 shares held directly by Mrs. Bochnowski, as to which Mrs. Bochnowski has sole voting and dispositive power; and (ii) 17,600 shares held in custodianships and trusts for the benefit of Mr. and Mrs. Bochnowski’s children, as to which Mrs. Bochnowski has sole voting and dispositive power.

(2)
Includes: (i) 233,038 shares that are held jointly with Mr. Bochnowski, as to which Mr. and Mrs. Bochnowski have shared voting and dispositive power; and (ii) 8,729 shares held in trusts for the benefit of Mr. and Mrs. Bochnowski’s children, as to which Mrs. Bochnowski serves as a co-trustee with shared voting and dispositive power over such shares.

(3)
Calculated based on 3,452,199 issued and outstanding shares of NorthWest Indiana Bancorp’s (the “Issuer’s”) common stock, without par value, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 5, 2019.

Explanatory Note
This Amendment No. 3 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the reporting persons on February 14, 2007, the Amendment No. 1 filed on March 20, 2008, and the Amendment No. 2 filed on January 21, 2011 (as amended, the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.
Item 1.  Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“The class of equity securities to which this statement relates is the Common Stock, without par value (the “Common Stock”), of NorthWest Indiana Bancorp (the “Issuer”), an Indiana corporation having its principal office at 9204 Columbia Avenue, Munster, Indiana 46321.”
Item 2.  Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“(a)          Name of Person Filing:
This statement is filed by David A. Bochnowski and Ann M. Bochnowski, husband and wife (sometimes referred to herein as the “Reporting Persons”).
(b)          Residence or Business Address:
Both of the Reporting Persons reside at 10203 Cherrywood Lane, Munster, Indiana 46321.
(c)          Principal Occupation:
Mr. Bochnowski is the Executive Chairman of the Issuer and the Issuer’s wholly-owned subsidiary, Peoples Bank SB, an Indiana savings bank.  The address of the Issuer and Peoples Bank SB is the same as that set forth in Item 1 above.
Mrs. Bochnowski is not employed.
(d)          Criminal Proceedings:
During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)          Civil, Judicial, or Administrative Proceedings:
During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          Citizenship:
Both Reporting Persons are citizens of the United States of America.”

Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“Mr. Bochnowski individually owns 62,150 shares held under the NorthWest Indiana Bancorp Profit Sharing Plan and 8,830 shares held in his individual retirement account, which he acquired using personal funds.  Mr. Bochnowski also holds 2,960 shares of unvested restricted Common Stock, which he received as grants under the NorthWest Indiana Bancorp 2015 Stock Option and Incentive Plan.
Mrs. Bochnowski individually owns 24,990 shares, which she acquired using personal funds.  Mrs. Bochnowski also serves as custodian and trustee for certain custodianships and trusts for the benefit of Mr. and Mrs. Bochnowski’s children which hold 17,600 shares, which were acquired using Mr. and Mrs. Bochnowski’s personal funds.
Mr. and Mrs. Bochnowski jointly own 233,038 shares which were acquired using their personal funds.  Mr. and Mrs. Bochnowski also serve as co-trustees of trusts for the benefit of their children which hold 8,729 shares, which were also acquired using Mr. and Mrs. Bochnowski’s personal funds.”
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“Mr. Bochnowski is the current Executive Chairman and the former Chief Executive Officer of the Issuer and Peoples Bank SB.  Mr. and Mrs. Bochnowski are husband and wife.  The Reporting Persons acquired the shares of Common Stock reported in this Schedule 13D using their personal funds and, in the case of Mr. Bochnowski, pursuant to grants of restricted stock from the Issuer, as described in Item 3 above.  It is expected that, in the future, Mr. Bochnowski may continue to receive restricted stock or other equity grants representing interests in the Issuer’s Common Stock.  The Reporting Persons also in the future may acquire shares of Common Stock for investment purposes and in the ordinary course of business.
Except as may be set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“(a)          Amount beneficially owned:
As of the date of this Schedule 13D, Mr. Bochnowski beneficially owns 315,707 shares of the Issuer’s Common Stock, representing 9.1% of the Issuer’s outstanding shares of Common Stock.  This amount includes 62,150 shares held under the NorthWest Indiana Bancorp Profit Sharing Plan, as to which Mr. Bochnowski has sole voting and dispositive power, 8,830 shares held in his individual retirement account, as to which Mr. Bochnowski has sole voting and dispositive power, 2,960 shares of restricted stock, as to which Mr. Bochnowski has sole voting but no dispositive power, 233,038 shares that are held jointly with Mr. Bochnowski’s spouse, as to which Mr. and Mrs. Bochnowski have shared voting and dispositive power, and 8,729 shares held in trusts for the benefit of Mr. and Mrs. Bochnowski’s children, as to which Mr. Bochnowski serves as a co-trustee with shared voting and dispositive power over such shares.

As of the date of this Schedule 13D, Mrs. Bochnowski beneficially owns 284,357 shares of the Issuer’s Common Stock, representing 8.2% of the Issuer’s outstanding shares of Common Stock.  This amount includes 24,990 shares held directly by Mrs. Bochnowski, as to which Mrs. Bochnowski has sole voting and dispositive power, 17,600 shares held in custodianships and trusts for the benefit of Mr. and Mrs. Bochnowski’s children, as to which Mrs. Bochnowski has sole voting and dispositive power, 233,038 shares that are held jointly with Mr. Bochnowski, as to which Mr. and Mrs. Bochnowski have shared voting and dispositive power, and 8,729 shares held in trusts for the benefit of Mr. and Mrs. Bochnowski’s children, as to which Mrs. Bochnowski serves as a co-trustee with shared voting and dispositive power over such shares.
(b)          Voting and Dispositive Power:
Mr. Bochnowski has sole voting power over 73,940 shares, sole dispositive power over 70,980 shares, and shared voting and dispositive power over 241,767 shares, which power is shared with Mrs. Bochnowski.  The applicable background information for Mrs. Bochnowski is set forth in Item 2 above and incorporated by reference herein.
Mrs. Bochnowski has sole voting and dispositive power over 42,590 shares, and shared voting and dispositive power over 241,767 shares, which power is shared with Mr. Bochnowski.  The applicable background information for Mr. Bochnowski is set forth in Item 2 above and incorporated by reference herein.
(c)          Transactions:
During the past 60 days, Mr. Bochnowski has effected the following transactions in the Issuer’s Common Stock:
Shares Acquired	Price Per Share ($)	Date of Transaction	Manner Effected
568	$43.00	February 4, 2019	Grant of restricted stock from Issuer[1]

1	Represents shares of restricted stock awarded on February 4, 2019 pursuant to the NorthWest Indiana Bancorp 2015 Stock Option and Incentive Plan.
(d)          Right to Receive Dividends or Sale Proceeds:
Not applicable.
(e)          Ceasing of 5% Beneficial Ownership:
Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
No material change.
Item 7.  Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to add a new exhibit as follows:
Exhibit A: Agreement of Joint Filing

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 8, 2019	/s/ David A. Bochnowski
David A. Bochnowski

Date: April 8, 2019	/s/ Ann M. Bochnowski
Ann M. Bochnowski

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, without par value, of NorthWest Indiana Bancorp, and that this agreement be included as an exhibit to such filing and any amendment thereof.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of April 8, 2019.

/s/ David A. Bochnowski
David A. Bochnowski

/s/ Ann M. Bochnowski
Ann M. Bochnowski